*FOIA Confidential Treatment Request* Confidential Treatment Requested by Datadog, Inc. in connection with Form 10-K filed on February 25, 2020

Nicole C. Brookshire +1 (857) 241-0211 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

June 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Eiko Yaoita Pyles, Staff Accountant Jan Woo, Legal Branch Chief

Re:	Datadog, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 25, 2020

File No. 001-39051

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 5, 2020 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-39051), filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2020 (the “Form 10-K”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Comments are set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 38

1.

You state in your response to prior comment 1 that your business, including your ability to land-and-expand sales to existing customers, is primarily managed based on growth in revenue and operating income. Please explain further how you measure the success of your land-and-expand model using such measures. In this regard, you state that the dollar-based net retention rate is one indicator of your ability to execute your land-and-expand model as it supplements such GAAP results and in future filings you intend to include a discussion of whether the dollar-based net retention rate is above

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

[***] Datadog, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to

17 C.F.R. §200.83.

United States Securities and Exchange Commission

June 16, 2020

Page Two

or below 130%. You previously disclosed that dollar-based net retention rate was 141%, 151% and 146% at December 31, 2017 and 2018 and June 30, 2019, respectively. Please tell us the dollar-based net retention rates at December 31, 2019 and March 31, 2020 and explain further how the specific level that you selected best supports your results discussion. Also, to the extent this rate falls significantly below such level, tell us how you anticipate addressing such change.

The Company acknowledges the Staff’s comment and advises the Staff that, while dollar-based net retention is not the primary metric on which it evaluates its business, it believes disclosure of such metric at or above 130% is one useful indicator of the Company’s best-in-class land-and-expand business model. The Company respectfully advises the Staff that disclosure of period-specific dollar-based net retention above that level is not meaningful to investors in light of the fact that a dollar-based net retention at or above 130% is best-in-class—only a few comparable public companies are able to report at such levels and, as a result, such disclosure provides investors with relevant information on which to base an investment decision. Comparable public companies with a similar land-and-expand business model report generally at or above a specified percentage level of performance if they are also at a best-in-class level, typically at or above 120%, and disclose period-specific metrics only if below such level. Moreover, the Company continues to believe that movements between periods in dollar-based net retention rates can be related to various factors that are not necessarily indicative of the performance of the Company’s land-and-expand capabilities, and could therefore be misleading.

The Company’s dollar-based net retention at December 31, 2019 and March 31, 2020 continued to exceed 130%, at [***]% and [***]%, respectively. The Company respectfully advises the Staff that if and when the Company’s dollar-based net retention is below 130%, which is a level higher than the vast majority of its peer group, it would plan to disclose such metric on a period-specific basis, consistent with its peers that report the a similar metric below such level.

2.

We note from your response to prior comment 2 that you do not believe providing the percentage of ARR from customer with greater than $100,000 of ARR is important to an understanding of your business. However, we also note your statements in both the Q3 and Q4 fiscal 2019 earnings calls in which you indicated that you expect this cohort of customers to be a larger driver of your future growth. Considering over 70% of your ARR (as disclosed in each of your earnings calls) is derived from approximately 8% of your customers, please explain further why this information would not be important to an investors understanding of your business and potential for future growth.

The Company respectfully acknowledges the Staff’s comment. Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure, as applied to the disclosure appearing on page 20 of the Form 10-Q. For the Staff’s convenience, the proposed new text is underlined below. The Company will plan to include this disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

“Expanding Within Our Existing Customer Base

Our base of customers represents a significant opportunity for further sales expansion. As of March 31, 2020, we had 960 customers with annual run-rate revenue, or ARR, of $100,000 or more, representing approximately 75% of our ARR, up from 508 customers as of March 31, 2019, representing approximately 70% of our ARR. We monitor our number of customers with ARR of $100,000 or more, and believe it is useful to investors, as an indicator of our ability to grow the number of customers that are exceeding this ARR threshold. We define ARR as the annual run-rate

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

[***] Datadog, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to

17 C.F.R. §200.83.

United States Securities and Exchange Commission

June 16, 2020

Page Three

revenue of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly run-rate revenue, or MRR, and multiplying it by 12. MRR for each month is calculated by aggregating, for all customers during that month, monthly revenue from committed contractual amounts, additional usage and monthly subscriptions. ARR and MRR should be viewed independently of revenue, and do not represent our revenue under generally accepted accounting principles in the United States, or GAAP, on a monthly or annualized basis, as they are operating metrics that can be impacted by contract start and end dates and renewal rates. ARR and MRR are not intended to be replacements or forecasts of revenue. We believe that our land-and-expand business model allows us to efficiently increase revenue from our existing customer base. Our customers often expand the deployment of our platform across large teams and more broadly within the enterprise as they migrate more workloads to the cloud, find new use cases for our platform, and generally realize the benefits of our platform. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, competition, pricing and overall changes in our customers’ spending levels.”

Confidential Treatment Request

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the U.S. Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned rather than rely on the U.S. mail for such notice.

Please contact me at (857) 241-0211 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

[***] Datadog, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to

17 C.F.R. §200.83.

United States Securities and Exchange Commission

June 16, 2020

Page Four

Sincerely,

Cooley LLP

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

[***] Datadog, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to

17 C.F.R. §200.83.